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SECU[...]OMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 50711

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ayre Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

648 Main Street
(No. and Street)

Agawam	MA	01001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy T. Ayre (413) 786-2084
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Downey, Sweeney, Fitzgerald & Co., P.C.
(Name — *if individual, state last, first, middle name*)

11 Hampden St.	Springfield	MA	01103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/28

OATH OR AFFIRMATION

I, Timothy T. Ayre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ayre Investments, Inc., as of December 31, ~~XX~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

[signature: Sheryl A. Fleming]
Notary Public
MY COMMISSION EXPIRES
MAY 3, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AYRE INVESTMENTS, INC.

TABLE OF CONTENTS

DOWNEY, SWEENEY, FITZGERALD & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PAUL A. PENNA, CPA
ROBERT T. CROWLEY, CPA
NICHOLAS LaPIER, CPA

EDWARD J. FITZGERALD, CPA

TELEPHONE: (413) 734-2163
FAX (413) 736-1736

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ayre Investments, Inc.
Agawam, Massachusetts

We have audited the accompanying statements of financial condition of Ayre Investments, Inc.(the Company) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ayre Investments, Inc. at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedules I, II, and III are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Downey Sweeney Fitzgerald & Co. P.C.

DOWNEY, SWEENEY, FITZGERALD & CO., P.C.
Springfield, Massachusetts
March 4, 2002

AYRE INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Cash	$ 25,112	$ 26,277
Receivable from clearing organization	2,591	8,578
Investments	33,216	65,287
Shareholder loans	18,066	7,425
Due from Ayre Holdings, Inc.	1,050	-
Prepaid expenses	2,040	1,710
Prepaid insurance	386	485
Fixed assets, net	7,696	10,808
Organization costs, net	21	63
Web design costs, net	2,060	-
	$ 92,238	$ 120,633
LIABILITIES:		
Accounts payable, accrued expenses, and other liabilities	$ 7,388	$ 3,730
Income taxes payable	541	541
	7,929	4,271
STOCKHOLDERS' EQUITY:		
Common stock, no par value, authorized 1,000,000 shares, 632,450 shares issued and 631,900 outstanding at December 31, 2001; 126,850 shares issued and 126,100 outstanding at December 31, 2000.	144,526	139,226
Retained earnings(deficit)	(49,217)	(7,864)
	95,309	131,362
Less: treasury stock, 550 shares, at December 31, 2001 and 750 shares, at December 31, 2000, at cost	11,000	15,000
	84,309	116,362
	$ 92,238	$ 120,633

The accompanying notes are an integral part of these financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Commissions	$ 121,821	$ 172,812
Interest and dividends	732	5,023
Realized and unrealized investment losses	(14,978)	(5,514)
Other income	8,302	260
	115,877	172,581
Expenses:		
Employee compensation and benefits	76,953	90,600
Communications and data processing	11,442	13,277
Occupancy	21,895	23,619
Other expenses	46,484	63,883
	156,774	191,379
Loss before income taxes	(40,897)	(18,798)
Provision for income taxes	456	456
Net loss	$ (41,353)	$ (19,254)

The accompanying notes are an integral
part of these financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common		Treasury Stock		Retained	Total Stockholders'
	Shares	Amount	Shares	Amount	Earnings	Equity
alance January 1, 2000	115,000	$ 123,726	-	$ -	$ 21,890	$ 145,616
et loss	-	-	-	-	(19,254)	(19,254)
suance of common stock	250	5,000	-	-	-	5,000
tock dividend	11,600	10,500	-	-	(10,500)	-
epurchase company stock, at cost	-	-	750	(15,000)	-	(15,000)
alance December 31, 2000	126,850	139,226	750	(15,000)	(7,864)	116,362
et loss	-	-	-	-	(41,353)	(41,353)
suance of common stock	265	5,300	-	-	-	5,300
ive for one stock split	505,335	-	-	-	-	-
old stock from treasury, at cost	-	-	(500)	10,000	-	10,000
epurchase company stock, at cost	-	-	300	(6,000)	-	(6,000)
alance December 31, 2001	632,450	$ 144,526	550	$ (11,000)	$ (49,217)	$ 84,309

he accompanying notes are an integral
part of these financial statements.

AYRE INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
***Cash Flows From Operating Activities*:**		
Net loss	$ (41,353)	$ (19,254)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	3,803	4,068
Realized/unrealized loss on investments	8,932	5,514
(Increase) decrease in operating assets:		
Net receivable from clearing organizations	5,987	8,183
Prepaid expenses	(231)	451
Increase(decrease) in operating liabilities:		
Accounts payable, accrued expenses, and other liabilities	3,658	(8,662)
Accrued taxes	-	(215)
Net cash used in operating activities	(19,204)	(9,915)
***Cash Flows From Investing Activities*:**		
Purchase of fixed assets	(2,709)	(2,640)
Purchase of investments	(99,623)	(26,130)
Sales of investments	122,762	54,512
Net cash provided by investing activities	20,430	25,742
***Cash Flows From Financing Activities*:**		
Proceeds from issuance of common stock	15,300	5,000
Decrease(increase) in shareholder debt	(10,641)	361
Repurchase company stock	(6,000)	(15,000)
Increase on due from Ayre Holdings, Inc.	(1,050)	-
Net cash used in financing activities	(2,391)	(9,639)
Increase(decrease) in cash	(1,165)	6,188
Cash - beginning of year	26,277	20,089
Cash - end of year	$ 25,112	$ 26,277
***Supplemental Cash Flows Disclosures*:**		
Income tax payments	$ 456	$ 2,379

The accompanying notes are an integral part of these financial statements.

AYRE INVESMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. *ORGANIZATION AND NATURE OF BUSINESS*

The Company, a Massachusetts corporation, is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers (NASD), and various states.

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

2. *SIGNIFICANT ACCOUNTING POLICIES*

Securities Transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes. Deferred taxes are not material and no provision for deferred taxes has been included in these financial statements.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Statement of Cash Flows - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. *RESTRICTED CASH*

Included in cash at December 31, 2001 is $25,000 as collateral for customers clearing activity, maintained in an escrow account at a clearing house.

4. *SECURITIES OWNED*

Marketable securities owned by the Company consist of trading and investment securities at market values, as follows:

	2001	2000
Pershing - money market	$ 116	$ 32,187
NASD	33,100	33,100
	$ 33,216	$ 65,287

In January 2001, the NASD investment of $33,100 converted into 1,300 shares of common stock and 1,200 options to purchase future shares at a specified price and date.

5. *FIXED ASSETS*

Fixed assets consist of the following:

	2001	2000
Telephone equipment	$ 2,324	$ 2,324
Furniture and fixtures	5,230	5,230
Computer, and related equipment	11,935	11,831
Office equipment	4,315	3,999
Total equipment	23,804	23,384
Less: accumulated depreciation	16,108	12,576
Net fixed assets	$ 7,696	$ 10,808

6. *RESERVE REQUIREMENTS*

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

7. *NET CAPITAL REQUIREMENTS*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a $5,000 minimum of net capital. As a member of the NASD, the Company needs to maintain a $6,000 minimum of net capital. At December 31, 2001 and 2000, the Company's net capital as defined by SEC Rule 15c3-1 was $14,186 and $63,156, respectively.

8. *OPERATING LEASE*

The Company operates its facilities on a month to month basis with a related party, partially owned by an officer of the Company. For the years ended December 31, 2001 and 2000, rent expense was $16,350 and $17,700, respectively.

The Company leases various office machines and equipment with varying monthly payments and terms.

Minimum lease payments, by year, and in aggregate at December 31:

Year ended December 31,	
2002	$ 15,287
2003	10,191
	$ 25,478

9. *INCOME TAXES*

Income tax expense is comprised of the following:

	2001	2000
Federal	$ -	$ -
State	456	456
	$ 456	$ 456

10. *FIVE FOR ONE STOCK SPLIT*

The Company authorized a five-for-one stock split in June, 2001, to all shareholders of record as of December 31, 2001.

11. *RELATED PARTY*

The Company was a guarantor of a loan for a shareholder which was paid off in 2001.

Ayre Holdings, Inc. a related party, owes the Company $1,050 at December 31, 2001.

12. *RECLASSIFICATION*

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

SUPPLEMENTAL INFORMATION

SCHEDULE I

AYRE INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

FORM A - ADJUSTED NET WORTH COMPUTATION

Beginning Net Worth	$ 116,362
Increases to Net Worth	127,121
Reductions to Net Worth	(174,959)
Adjusted Net Worth	$ 68,524

FORM B - NET CAPITAL COMPUTATION

Adjusted Net Worth	$ 68,524
Liabilities Subordinated to Creditors	-
Total Available Capital	68,524
Total adjustments	(53,380)
Tentative Net Capital	15,144
Haircuts	(958)
Net Capital	$ 14,186

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 19,000
Audit adjustment to record additional capital stock	2,950
Other audit adjustments	(7,764)
Net capital per above	$ 14,186

The accompanying notes are an integral part of these financial statements

SCHEDULE II

AYRE INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

EXEMPT FROM SEC. RULE 15c3-3

The accompanying notes are an integral
part of these financial statements

SCHEDULE III

AYRE INVESTMENTS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

EXEMPT FROM SEC. RULE 15c3-3

The accompanying notes are an integral
part of these financial statements

SCHEDULE IV

AYRE INVESTMENTS

OTHER EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Accounting & auditing fees	$ 6,675	$ 9,105
Advertising	107	4,169
Amortization	271	42
Auto expense	50	52
Bank charges	1,064	328
Commissions	223	3,099
Contributions	-	20
Depreciation	3,532	4,026
Dues and subscriptions	1,238	736
Education and seminars	-	170
Insurance	2,007	2,091
Lease expense	14,741	17,469
Miscellaneous	924	207
Payroll expenses	948	653
Payroll taxes	7,022	8,755
Postage and delivery	588	2,410
Printing	-	1,310
Legal	1,223	71
Registration fees	3,240	2,893
Repairs and maintenance	323	2,380
Subcontract	438	1,487
Taxes - other	85	85
Meals and entertainment	575	2,075
Travel	1,210	250
	$ 46,484	$ 63,883

The accompanying notes are an integral
part of these financial statements

DOWNEY, SWEENEY, FITZGERALD & CO., P.C.
CERTIFIED
PUBLIC
ACCOUNTANTS

PAUL A. PENNA, CPA
ROBERT T. CROWLEY, CPA
NICHOLAS LaPIER, CPA

EDWARD J. FITZGERALD, CPA

TELEPHONE: (413) 734-2163
FAX (413) 736-1736

Board of Directors
Ayre Investments, Inc.
Agawam, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of Ayre Investments, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.

Downey Sweeney Fitzgerald & Co. P.C.

DOWNEY, SWEENEY, FITZGERALD & CO., P.C.
Springfield, Massachusetts

March 4, 2002